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                                 April 12, 2022

       Ronald Tam
       Co-Chief Financial Officer and Chief Strategy Officer
       Huize Holding Limited
       5/F, Building 3-4
       Shenzhen Animation Park, Yuehai Road, Nanhai Avenue
       Nanshan District, Shenzhen 518052, People   s Republic of China

                                                        Re: Huize Holding
Limited
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            Response dated
January 25, 2022
                                                            File No. 001-39216

       Dear Mr. Tam:

              We have reviewed your January 25, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

              After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       January 11, 2022 letter.

       Form 20-F for the Fiscal Year Ended December 31, 2020

       Part I, page 4

   1. In future filings, please revise to also disclose that, in addition to the potential significant decline in value of the
Class A common shares or ADSs, these securities may become
                                                        worthless.
   2. We note your response to comment 3. In future filings, please revise to indicate that the information to be
disclosed will be included within Part I of the document (i.e. the Form
                                                        20-F) as previously
requested, in addition to presenting the information in a risk factor.
   3. In future filings, please revise to update the proposed disclosures regarding Chinese laws, rules and regulations,
including the CAC and CSRC.
 Ronald Tam
FirstName   LastNameRonald Tam
Huize Holding   Limited
Comapany
April       NameHuize Holding Limited
       12, 2022
April 212, 2022 Page 2
Page
FirstName LastName



Item 3. Key Information , page 4

4. We refer to the response to comment 4 of your letter dated October 21, 2021. We note that the Company intends to include in future filings, early in Item 3, the organizational structure diagram as shown in Item 4. In addition to the proposed disclosures included in the response to comment 4, please revise your disclosures, in future filings, to also include the following items.
             The diagram should show the structure of the company, including the domicile using dotted lines to show contractual relationships as opposed to solid lines.
             The diagram should clearly identify the entity in which investors hold their interest
              and the entities in which the company   s operations are
conducted.

5. We note your response to comment 2. In future filings, please revise to address whether such permissions or approvals are required and whether the Company consulted with legal counsel, and if not, please explain the reasons why.
6. We refer to the response to comment 7 from your letter dated October 21, 2021. With regard to the Company's discussion of cash flows through their organization in the response, please address the following in future filings.
             Please disclose whether you have difficulty in transferring cash to/from the holding company, the subsidiaries, the VIEs, and investors.
             Please include quantitative disclosure regarding the transfer of cash to/from the holding company, the subsidiaries, the VIEs and investors.
             Please include cross-references to the condensed consolidating schedule and the consolidated financial statements.
             Please disclose, or cross-reference to the relevant section at the onset of Part 1 whether or not you have cash management policies that dictate how funds are transferred between the VIEs and your subsidiaries. If you have such policies, also cross reference them to a more detailed description at the onset of Item 3.
             Please disclose here, at the onset of Item 3, in the summary of risk factors section and the risks factor section that there is no assurance that the PRC government will not
             intervene or impose restrictions on the company   s ability to
transfer cash.
Item 3.D. Risk Factors, page 6

7. In future filings, please revise your risk factor section to begin with a summary/index of all China based issuer risks and related page numbers, after your introductory paragraph.
8. In future filings, please revise to also disclose in the risk factors that the VIE agreements have not been tested in a court of law.
9.       In future filings, please incorporate the following items.
             Please revise disclose each permission or approval that you, your subsidiaries, or the
              VIEs are required to obtain from Chinese authorities to operate your business and to
 Ronald Tam
Huize Holding Limited
April 12, 2022
Page 3
              offer the securities being registered to foreign investors. State whether you, your subsidiaries, or VIEs are covered by permissions requirements from the China
              Securities Regulatory Commission (CSRC), Cyberspace Administration of China
              (CAC) or any other governmental agency that is required to
approve the VIE   s
              operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you, your subsidiaries, or the VIEs: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
                Pleases disclose whether you relied on the advice of counsel, and, if so, identify said counsel and include a consent of counsel in the exhibit index. "We rely on contractual arrangements with our VIE...", page 28

10. In future filings, please revise all statements referring to "direct ownership" in the VIEs to refrain from using the word "direct." For example, "these legal remedies may not be as effective as direct ownership in providing us with control over our VIE." Likewise, please refrain from using the terminology "our VIEs" where ever applicable, as the implied ownership is problematic. Rather just simply refer to "the VIEs." Certain judgments obtained against us by our shareholders may not be enforceable, page 48

11. In future filings, please revise to include a risk factor discussing the enforceability of civil liability provisions of the U.S. securities laws upon your China based directors and officers.
       You may contact Marc Thomas at (202)551-3452 or Robert Klein at
(202)551-3847 if
you have questions regarding comments on the financial statements and related matters.



FirstName LastNameRonald Tam                                     Sincerely,
Comapany NameHuize Holding Limited
                                                                 Division of
Corporation Finance
April 12, 2022 Page 3                                            Office of
Finance
FirstName LastName